Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL
HELD ON NOVEMBER 1, 2010

DATE, TIME AND PLACE:	On November 1 2010, at 11:00 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela – 1st floor, Room 102, in the city and state of São Paulo.

CHAIR:  Iran Siqueira Lima.

QUORUM:   The totality of the effective members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.	The Company’s account statements for the period from January to September 2010 were examined and discussed, the following opinion bring recorded:

“The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having perused the financial statements for the period from January to September of 2010, have verified the accuracy of all the items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted by the company during the period.”

2.
That Osvaldo Roberto Nieto, elected by the preferred shareholders at the Ordinary General Meeting of April 26, 2010 to the position of alternate member on the Fiscal Council upon the indication of the shareholder, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, did not take office on personal grounds, for which reason information thereon is not included in the Brazilian Securities and Exchange Commission’s “Reference Form”.

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, November 1, 2010. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Artemio Bertholini – Councilors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer